UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under Rule 13d-1 of the Securities Exchange Act of 1934

(Amendment No. 51)

MGM Resorts International

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

552953 10 1

(CUSIP Number)

Anthony L. Mandekic

Tracinda Corporation

6725 Via Austi Parkway, Suite 370

Las Vegas, NV 89119

(702) 978-6161

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 11, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 552953 10 1

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Tracinda Corporation
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Nevada
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 47,173,744 shares
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 47,173,744 shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 47,173,744 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.35%*
14.	Type of Reporting Person (See Instructions) CO

*	Percentage calculated on the basis of 575,192,163 shares of common stock issued and outstanding as of August 3, 2017 (based upon information contained in the Company’s Quarterly Report Form 10-Q for the period ended June 30, 2017), reduced by the 10,000,000 shares of common stock being acquired by the Company.

CUSIP No. 552953 10 1

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Anthony L. Mandekic
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 51,540 shares
	8.	Shared Voting Power 47,225,284 shares
	9.	Sole Dispositive Power 51,540 shares
	10.	Shared Dispositive Power 47,225,284 shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 47,225,284 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.36%*
14.	Type of Reporting Person (See Instructions) IN

*	Percentage calculated on the basis of 575,192,163 shares of common stock issued and outstanding as of August 3, 2017 (based upon information contained in the Company’s Quarterly Report Form 10-Q for the period ended June 30, 2017), reduced by the 10,000,000 shares of common stock being acquired by the Company.

This Amendment No. 51 amends and supplements the Statement on Schedule 13D filed by Tracinda Corporation, a Nevada corporation (“Tracinda”), and Mr. Kirk Kerkorian, the sole shareholder of Tracinda, with the Securities and Exchange Commission (the “SEC”) on August 20, 1991, as amended on June 8, 1992, October 16, 1992, February 22, 1994, March 11, 1994, November 20, 1995, January 24, 1997, September 25, 1997, August 3, 1998, August 21, 1998, September 1, 1998, June 11, 1999, November 16, 1999, April 18, 2000, February 9, 2001, May 21, 2001, November 2, 2001, May 21, 2007, June 20, 2007, August 7, 2007, August 22, 2007, March 5, 2008, July 8, 2008, September 3, 2008, October 16, 2008, February 19, 2009, May 18, 2009, May 20, 2009, September 9, 2009, October 20, 2009, April 16, 2010, October 13, 2010, October 18, 2010 (two filings), October 21, 2010, November 12, 2010, January 28, 2011, April 20, 2011, August 18, 2011, February 28, 2012, April 4, 2012, March 14, 2013, September 18, 2013, June 16, 2015, June 14, 2016. August 17, 2016. September 1, 2016, February 13, 2017, February 17, 2017, February 22, 2017 and May 24, 2017, as amended by that certain Schedule TO-T filed by Tracinda and Mr. Kerkorian with the SEC on December 4, 2006, as amended (as so amended, the “Schedule 13D”), relating to the common stock, $.01 par value per share (“Common Stock”), of MGM Resorts International, a Delaware corporation (the “Company”). Capitalized terms used herein and not otherwise defined in this Amendment No. 51 shall have the meaning set forth in the Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended to add the following information:

On September 11, 2017, pursuant to a Letter Agreement, Tracinda agreed to sell 10,000,000 shares of the Common Stock to the Company at a price of $32.75 per share, which is a 1% discount from the closing price of the Common Stock on that date. The transaction is expected to be completed on September 12, 2017.

Tracinda continues to believe there is substantial value in the assets of MGM Resorts and that the Company is a good long term investment. The decision to sell the shares described above is a product of Tracinda’s ongoing evaluation of alternatives and opportunities for an orderly disposition of its position in the Common Stock, as directed in Mr. Kerkorian’s will.

Item 5.	Interests in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended to add the following information:

(a)-(b) The following table sets forth information with respect to the Company’s securities beneficially owned, as of the date hereof, by each person or entity named in Item 2 of the Schedule 13D. Mr. Mandekic has sole voting and investment power with respect to the shares held by the Filing Persons.

Reporting Persons	Number of Share Beneficially Owned with Sole Power to Vote or to Direct the Vote or Sole Power to Dispose or to Direct the Disposition	Number of Share Beneficially Owned with Share Power to Vote or to Direct the Vote or Shared Power to Dispose or to Direct the Disposition	Aggregate Number of Shares Beneficially Owned	Percentage of Class Beneficially Owned (1)
Tracinda Corporation	-0-	47,173,744	47,173,744	8.35%
Anthony L. Mandekic	51,540	47,225,284	47,225,284	8.36%

(1)	Percentage calculated on the basis of 575,192,163 shares of common stock issued and outstanding as of August 3, 2017 (based upon information contained in the Company’s Quarterly Report Form 10-Q for the period ended June 30, 2017), reduced by the 10,000,000 shares of common stock being acquired by the Company.

(c) On August 28, 2017, Mr. Mandekic sold 11,920 shares of the Common Stock (which had been acquired upon exercise of derivative securities) in an open market transaction at a price per share of $31.637. Except as set forth in this Schedule 13D, no reportable transactions were effected by any Reporting Person since the filing of Amendment No. 50 to the Schedule 13D.

(d) & (e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended to add the following information:

The disclosure set forth in Item 4 of this Amendment No. 51 is incorporated herein by this reference.

Item 7.	Exhibits.

99.1	Letter Agreement, dated September 11, 2017, between MGM Resorts and Tracinda Corporation.

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

September 12, 2017

TRACINDA CORPORATION

By: Anthony L. Mandekic
CEO, President and Secretary/Treasurer

By:	/s/ Janet S. McCloud
Name:	Janet S. McCloud
Title:	Attorney-in-Fact*

ANTHONY L. MANDEKIC

By:	/s/ Janet S. McCloud
Name:	Janet S. McCloud
Title:	Attorney-in-Fact*

*	Power of Attorney filed on June 14, 2016, as Exhibit 99.3 to Amendment No. 44 to the Schedule 13D.